SCHEDULE 13D
(Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
PIONEER DRILLING COMPANY

(Name of Issuer)
Common Stock, par value $0.10

(Title of Class of Securities)
723655106

(CUSIP Number)
Richard E. Blohm, Jr.
1415 Louisiana Street, Suite 3000
Houston, Texas 77002
Telephone: (713) 739-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 23, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	723655106

1	NAME OF REPORTING PERSONS Pebbleton Corporation N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Netherlands Antilles

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,102,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,102,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,102,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 6.21%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	723655106

1	NAME OF REPORTING PERSON Issam M. Fares

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Lebanon

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,102,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,102,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,102,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 6.21%

14	TYPE OF REPORTING PERSON*

	IN

Item 1. Security and Issuer
     This Statement on Schedule 13D (“Schedule 13D”) relates to common stock, par value $0.10 per share of Pioneer Drilling Company, a Texas corporation (“Issuer”). The principal executive offices of the Issuer are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209.
Item 2. Identity and Background
     (a) This Statement is filed by (i) Pebbleton Corporation N.V., a corporation organized under the laws of the Netherlands Antilles (“Pebbleton”), and (ii) by Mr. Issam M. Fares (together with Pebbleton, the “Reporting Persons”). Mr. Fares may be deemed to beneficially own the securities owned by Pebbleton. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The address of the principal business offices of Pebbleton is Peitermaai 15, Curacao, Netherlands Antilles and the business address of Mr. Fares is Keizer Karelweg 474, 1181 RL Amstelveen, Netherlands.
     (c) The principal business of Pebbleton is to hold investments in other companies. Mr. Fares serves as a managing director of Pebbleton and is a private investor. N.V. Fides, a Netherlands Antilles corporation, functions as a Managing Director of Pebbleton in order to comply with Netherlands Antilles regulations requiring resident directors. The filing of this statement shall not be construed as an admission that N.V. Fides is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities covered by this statement. There are no other officers or directors of Pebbleton.
     (d)-(e) Neither the Reporting Persons, nor, to their knowledge N.V. Fides, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Fares is a Lebanese citizen.
Item 3. Source and Amount of Funds or Other Consideration
     The source of the funds used for the purchases of the Common Stock by Pebbleton was working capital on hand.
Item 4. Purpose of Transaction.
     The Common Stock owned by the Reporting Persons was acquired for investment purposes. The purchases of the Common Stock by the Reporting Persons were made on NYSE Alternext U.S., formerly known as the American Stock Exchange, which is the principal market on which shares of the Issuer’s Common Stock are traded.

     As of the date of this Schedule 13D, except as set forth below, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the following actions:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
     The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.
Item 5. Interest in Securities of the Issuer
     (a) As set forth in this Schedule 13D, Pebbleton owns 3,102,300 shares of Common Stock of the Issuer, which represents approximately 6.21% of the outstanding Common Stock (based upon 49,988,328 of shares of Common Stock outstanding as of September 30, 2008, as represented by the Issuer in its Form 10-Q for the period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 06, 2008).
          As set forth in this Schedule 13D, Mr. Fares may be deemed to beneficially own 3,102,300 shares of Common Stock of the Issuer, which represents approximately 6.21% of the outstanding Common Stock (based upon 49,988,328 of shares of Common Stock outstanding as of September 30, 2008, as represented by the Issuer in its Form 10-Q for the period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 06, 2008).
     (b) Mr. Fares may be deemed to beneficially own and thereby shares with Pebbleton voting and dispositive power over the shares of Common Stock described herein and held by Pebbleton. See Item 2.
     (c) Set forth in Exhibit A to this Schedule 13D is a list of all transactions effected in the Issuer’s Common Stock by Pebbleton within the past sixty (60) days, including (i) the identity of the person effecting transactions in the Issuer’s Common Stock; (ii) the date of the transaction; (iii) the amount of securities involved; (iv) the price per share of Common Stock; and (v) where and how the transaction was effected. Other than the transactions described herein, neither of the Reporting Persons has effected any transactions in the Common Stock during the preceding sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement by and between the Reporting Persons (filed herewith).

Exhibit B	Transactions in Common Stock by Pebbleton

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 30, 2009.
PEBBLETON CORPORATION N.V.

	By:	Issam M. Fares, its Managing Director

		By:	/s/ Richard E. Blohm, Jr.

Richard E. Blohm, Jr.
Attorney-in-Fact

ISSAM M. FARES

	By:	/s/ Richard E. Blohm, Jr.

Richard E. Blohm, Jr. Attorney-in-Fact

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EXHIBIT INDEX

Exhibit A	Joint Filing Agreement by and between the Reporting Persons (filed herewith).

Exhibit B	Transactions in Common Stock by Pebbleton

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EXHIBIT A
Joint Filing Agreement
          We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: January 30, 2009.
PEBBLETON CORPORATION N.V.

	By:	Issam M. Fares, its Managing Director

		By:	/s/ Richard E. Blohm, Jr.

Richard E. Blohm, Jr. Attorney-in-Fact

ISSAM M. FARES

	By:	/s/ Richard E. Blohm, Jr.

Richard E. Blohm, Jr. Attorney-in-Fact

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EXHIBIT B
Transactions in Common Stock by Pebbleton During the Past Sixty (60) Days
     With respect to the transactions set forth below, all purchases were made by Pebbleton Corporation N.V. and were effected on NYSE Alternext U.S., formerly known as the American Stock Exchange.

Date	Securities Involved	Price per Share
November 25, 2008	12,100	$6.63
December 5, 2008	45,800	$4.86
December 11, 2008	93,500	$5.00
December 12, 2008	32,700	$4.98
December 22, 2008	228,000	$4.96
December 23, 2008	200,000	$5.00
January 15, 2009	103,700	$4.89
January 16, 2009	43,100	$5.00
January 20, 2009	100,000	$4.90
January 21, 2009	65,100	$4.82
January 22, 2009	83,600	$4.86
January 23, 2009	49,200	$5.04
January 26, 2009	98,300	$5.39
January 27, 2009	84,300	$5.42
January 28, 2009	159,500	$5.43
January 29, 2009	115,500	$5.13
January 30, 2009	100,000	$5.15

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